EXHIBIT 12.1

Lexar Media, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in thousands of dollars)

	1997	1998	1999	2000	2001	September 30, 2002
Pre-tax income (loss) from continuing operations	$(5,157)	$(9,090)	$(15,281)	$(54,266)	$(44,566)	$4,539

Fixed charges:
Interest expense and amortization of debt issuance cost	287	591	527	7,242	5,929	478
Rentals (33%)	86	113	128	222	252	194
Preferred stock dividend requirements of consolidated subsidiaries	—	—	—	—	—	—

Total fixed charges	$373	$704	$655	$7,464	$6,181	$672

Pre-tax income (loss) from continuing operations plus fixed charges less PS requirement	$(4,784)	$(8,386)	$(14,626)	$(46,802)	$(38,385)	$5,211

Ratio of earnings to fixed charges	—	—	—	—	—	7.8

Deficit where ratio coverage less than 1:1. The registrant must generate additional earnings as follows to achieve a coverage ratio of 1:1	$5,157	$9,090	$15,281	$54,266 [1]	$44,566 [2]	—

[1] Included in earnings for 2000 was nonrecurring expenses of $6.0 million before income taxes relating to litigation settlement with Sandisk.				6,000
[2] Included in earnings for 2001 was nonrecurring expenses of $4.9 million before income taxes relating to restructuring activities and the impairment of goodwill associated with Printroom.com.					4,940
Deficit, excluding non-recurring charges	5,157	9,090	15,281	48,266	39,626